YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2009.

This MD&A is prepared as of April 21, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

2	Overview

Continental is focused on developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region ("TAR"), PRC. The Xietongmen property consists of two exploration licenses, totalling approximately 122 square kilometres. Exploration on the property by Continental since 2005 has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study and environmental and socio-economic impact assessments ("ESIA") for mining the Xietongmen deposit.

The 2007 Feasibility Study completed by Aker Kvaerner E&C [1] proposed a 40,000 tonnes per day conventional mill and open pit mining operation for Xietongmen, producing an average of 116 million pounds of copper, 190,000 ounces of gold and 1.73 million ounces of silver per year over a 14 year mine life. The study was based on a copper price of US$1.50/lb, a gold price of US$500/oz and a silver price of US$8.50/oz and 219.8 million tonnes of measured and indicated resources grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver, containing 2 billion pounds of copper and 4.3 million ounces of gold at a 0.15% copper cut-off in the Xietongmen deposit, including 182 million tonnes of proven and probable mineral reserves grading 0.45% copper, 0.62 g/t gold and 4.03 g/t silver.

______________________________________
1October 2007 Technical Report is available on the Company’s profile on www.sedar.com. Qualified Persons are G. Holmes, P.Eng., P. Live, Eng., and L. Melis, P.Eng.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2007 and 2008, Continental completed a number of submissions required to advance permitting for the project prior to the mining license application. These materials encompass at least eleven reports and permits, covering all aspects of the project development that have been submitted and approved by relevant PRC and TAR government authorities during the initial project review process. These include the geological resources report, the environmental impact report, the water use permit, the reclamation plan approval and the preliminary land use permit, among others. The mining license application is currently in the process of being submitted.

An initial resource estimate for the Newtongmen deposit by Wardrop Engineering ("Wardrop") was announced in May 2009. At a 0.20% copper cut-off, the results include:

•

Indicated mineral resources of 388.9 million tonnes grading 0.32% copper, 0.18 g/t gold and 0.87 g/t silver, containing 2.8 billion pounds of copper, 2.3 million ounces of gold and 10.8 million ounces of silver; and

•

Inferred mineral resources of 264.8 million tonnes grading 0.29% copper, 0.07 g/t gold and 0.12 g/t silver, containing 1.7 billion pounds of copper, 0.6 million ounces of gold and 1.0 million ounces of silver.

Project work in 2009 focused on the Xietongmen deposit, and included basic engineering, project optimization and completion of the international-standard ESIA report.

The Company had approximately $23.8 million cash on hand at the end of December 2009.

In 2010, the Company plans to continue to advance permitting of Xietongmen.

2.1	Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining Inc. with the Company. Consequently, Continental now holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totalling 109 square kilometres surrounding the original property, through the payment of US$3.3 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company).

2.2	Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. Jinchuan is obligated to provide assistance to the Company in obtaining the necessary permits, licenses (including the mining license), government approvals, and community support. Jinchuan is also required to provide technical assistance in infrastructure development, and complementary input into the design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Pursuant to the Agreement, Jinchuan acquired in two tranches, 18 million common shares of the Company for a total cost of $36 million. Jinchuan has also agreed to provide funding support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; and contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity.

Jinchuan and Tian Yuan have entered into a life-of-mine concentrate off-take arrangement in connection with future production from the Xietongmen deposit only. Jinchuan holds, subject to maintaining a certain minimum interest in the Company, a right of first refusal to purchase any other concentrate, including Newtongmen concentrate, that may be produced in the future by the Company within the PRC.

2.3	Project Finance

In August 2008, the Company announced that it had engaged Standard Bank plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen property. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

2.4	Private placement financing

In October 2009, the Company completed a private placement financing, issuing 23,364,486 common shares. A wholly owned subsidiary of Zijin Mining Group Co. Ltd. purchased 21,121,495 shares and the remainder was purchased by other non-related parties. Total gross proceeds of this financing were $25 million.

2.5	Property Activities

Xietongmen Deposit

In 2009, the main work programs are directed toward completion of permitting and preparations for mine development at Xietongmen.

Engineering

During the fourth quarter, Continental's in-house engineering team continued to work closely with Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") and Wardrop Engineering ("Wardrop") to finalize key basic engineering deliverables including process flow sheets and plant layouts, as well as preparing equipment specifications, process, piping and instrumentation diagrams and mine infrastructure layouts. In addition, Leighton Asia Limited ("Leighton") and Golder Associates Ltd ("Golder") assisted with optimizing the mining plan, open pit design and tailings storage and operational water management plan. Evaluation of tailings discharge options was advanced with the receipt of tradeoff study proposals from three specialist pipeline design consultants.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Priority was also given to identifying and planning key engineering and field tasks linked to basic engineering completion and eventual early-stage construction management activities. To this end, a three-day planning and layout review meeting was arranged for January 2010 in Beijing. Representatives from Continental, key design consultants and stakeholders attended.

Environmental and Socio-economic

Baseline studies for hydrology, stream bed-load surveys, air quality and meteorology continued through the fourth quarter. An update to the previous hydrology report for use in basic engineering was also commissioned. Additional rock samples were sent to laboratories for environmental characterization to support the basic engineering level mine plan. Lead scientists from the International Crane Foundation, under the sponsorship of Continental, were in the area and on-site to undertake field studies on wintering populations of black-necked cranes. Community programs including the construction of new threshing grounds and installation of a new water conveyance system were completed. The old houses belonging to the residents that received new houses completed earlier in the year were demolished under agreement between Continental, owners and government authorities. Consultation with communities and key government authorities continued.

Newtongmen Deposit

Information Concerning Estimates of Indicated and Inferred Resources

This section uses the terms 'indicated resources' and 'inferred resources'. Continental advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The Newtongmen deposit is located 2.5 kilometres northwest of the Xietongmen deposit. Drilling so far has outlined a northwesterly-elongated zone about 850 m long by up to 450 m wide, with intersections of copper and gold mineralization from surface to the limit of drilling at 713 m depth. The deposit remains open to expansion in three lateral directions and at depth. Results from the resource estimate at a range of cut-offs are tabulated below.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Newtongmen Mineral Resources - May 2009

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billion lb	Contained Au Million oz	Contained Ag Million oz
Indicated	0.30	186.5	0.40	0.22	0.99	1.66	1.30	5.90
	0.20	388.9	0.32	0.18	0.87	2.77	2.30	10.85
	0.15	486.0	0.29	0.17	0.82	3.15	2.70	12.80

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billion lb	Contained Au Million oz	Contained Ag Million oz
Inferred	0.30	84.4	0.37	0.06	0.13	0.68	0.17	0.36
	0.20	264.8	0.29	0.07	0.12	1.67	0.57	1.04
	0.15	379.3	0.25	0.07	0.12	2.11	0.80	1.44

Note 1	Contained metal calculations assume 100% recovery.

Note 2

Worldwide porphyry operations cut-offs generally range between 0.20 and 0.40% copper. Estimates for the Xietongmen deposit use 0.15% copper cut-off. Wardrop considers that a higher threshold grade of 0.20% copper is appropriate for this initial estimate of Newtongmen.

The resource estimate is based on drill core assay results from 35 holes (approximately 16,000 meters) drilled in 2006 and 2007. The holes were drilled at about 100-meter spacing on eight lines, with holes on adjacent lines offset by approximately 50 meters. All but three of the holes were drilled vertically. Long intervals of copper and gold mineralization were encountered in most of the holes starting from surface, with higher grade intervals intersected near to the surface.

The estimate was prepared using geostatistical methods by Greg Mosher, P.Geo., of Wardrop Engineering, an independent Qualified Person as defined by Canadian National Instrument 43-101. A Technical Report was filed on www.sedar.com.

Plans for 2010

The main work programs will be directed toward completion of outstanding basic engineering and permitting, and planning for start of early construction activities at Xietongmen once permits have been received.

Engineering

Continental will continue to retain BGRIMM as the primary Chinese design institute. In addition, a number of international firms have been retained to work with the Chinese design groups, including Melis Engineering Ltd, Wardrop, Golder and Leighton. Under the direction of Continental's in-house project team, all of these design groups will be focused on completion of all remaining basic engineering and updating of cost estimates for the Xietongmen Project. This is similar to the approach taken in 2009 and is required under legislation in China.

Environment and Social

Plans for 2010 include continuation of environmental baseline data collection supporting engineering, construction and operation of the project. Further assessments to support project environmental and social programs will include community water source evaluations and transportation impact and mitigation plans. Resettlement plans will be advanced in concert with project permitting and land acquisition. A third party with expertise in resettlement in China will assist with these plans. Continental will assess the timeliness of introducing economic development funding and planning with key local communities with the aim of initiating longer term sustainability plans.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.6	Market Trends

Copper prices increased significantly between late 2003 and mid 2008, and then dropped in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

Prices remain strong in 2010. The average price from January 1, 2010 to the date of this report is approximately US$3.33/lb.

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009. Prices ranged from US$802/oz in early January to US$1200/oz in early December and averaging US$974/oz over the year.

Prices remain strong in 2010. The average price from January 1, 2010 to the date of this report is approximately US$1117/oz.

3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except number of common shares outstanding.

	As at December 31
Balance Sheet	2009	2008	2007
Current assets	$24,492,774	$16,714,094	$33,920,850
Other assets	112,544,537	113,584,897	117,835,590
Total assets	137,037,311	130,298,991	151,756,440

Current liabilities	4,580,476	6,762,049	3,248,870
Other long-term liabilities	27,670,000	33,247,000	26,501,300
Shareholders' equity	104,786,835	90,289,942	122,006,270
Total shareholders' equity & liabilities	137,037,311	130,298,991	151,756,440

Working capital (deficit)	$19,912,298	$9,952,045	$30,671,980

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Year-ended December 31

Results of Operations	2009	2008	2007
Amortization expense	$74,466	$60,906	$6,272
Consulting	39,783	129,055	–
Exploration (excluding stock-based compensation)	7,768,135	14,977,053	16,170,355
Insurance	146,204	145,892	164,075
Interest expenses	–	–	309,045
Interest income	(72,209)	(657,929)	(858,891)
Legal, accounting and audit	934,805	925,466	533,765
Loss on extinguishment of promissory note	–	–	475,000
Office and administration (excluding stock-based compensation )	3,526,752	3,256,496	2,080,201
Project investigation	–	25,165	–
Shareholder communications	187,741	266,953	387,122
Stock-based compensation	2,900,460	1,932,249	2,541,488
Travel and conference	387,484	798,118	1,511,724
Trust and filing	70,361	85,500	103,457
	15,963,982	21,944,924	23,423,613
Foreign exchange loss (gain) related to future income tax	(4,757,789)	8,158,000	(2,416,737)
Other foreign exchange loss (gain)	(17,615)	450,653	428,579
Loss for the year	$11,188,578	$30,553,577	$21,435,455

Basic and diluted loss per share	$(0.08)	$(0.24)	$(0.18)

Weighted average number of common shares outstanding	133,947,002	129,053,041	116,675,784

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

4	Results of Operations

Loss for the year ended December 31, 2009 decreased to $11,189,000 compared to a net loss of $30,554,000 in 2008. The decrease from previous year was primarily due to a foreign exchange gain of $4,758,000 in 2009 related to a future income tax liability denominated in Chinese currency compared to a foreign exchange loss of $8,158,000 on substantially the same item recorded in the fiscal year ended December 31, 2008. There was also a $7,209,000 decrease in exploration and development expenditures incurred in 2009 compared to those incurred in 2008, as a result of decreased drilling and engineering activity. The net loss for the year was primarily comprised of exploration expenditures of $8,742,000 (2008 – $15,504,000), and administrative expenses of $7,222,000 (2008 – $6,440,000)

The exploration expenditures during 2009 of $8,742,000 (2008 – $15,504,000) included costs for exploration of $7,768,000 (2008 – $14,977,000) and stock-based compensation of $974,000 (2008 – $527,000). The overall exploration activity level was reduced in 2009 compared to that in 2008. The main exploration expenditures during the year were $1,784,000 for engineering (2008 – $6,246,000), the decrease of which was caused by the fact that less geotechnical drilling and feasibility study conducted in 2009 than those in 2008; $947,000 for environmental (2008 – $1,058,000); $656,000 for geological (2008 – $2,374,000), significantly more personnel cost incurred in 2008; $1,536,000 for site activities (2008 – $1,224,000), as a result of paying non-renewal employees compensation in 2009; $1,774,000 for socioeconomic (2008 – $2,787,000), with less spending on housing compensation and community investment in 2009, and $729,000 for transportation (2008 – $646,000).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs increased to $3,527,000 compared to $3,256,000 in 2008. The Company increased its staffing in certain key areas. Legal, accounting and audit expenses increased to $935,000 in 2009, compared to $925,000 in 2008. Included in the total administrative costs was stock-based compensation expense of $1,926,000, compared to $1,405,000 in 2008. The increase in stock-based compensation expense in 2009 was mainly due to the significant increase in the Company's share price during the year ended December 31, 2009.

Interest income decreased to $72,000 in 2009, compared to $658,000 in 2008. This was due to lower yearly average cash on hand in 2009, compared to 2008. The yearly average interest rate of three-month treasury bills also decreased to 0.3% from 2.3% in 2008.

The foreign exchange gain recorded in the 2009 fiscal year was mainly related to future income tax liabilities denominated in Chinese currency. The Canadian dollar has appreciated against the Chinese renminbi since the beginning of 2009. The exchange rate for the Canadian dollar against the Chinese renminbi increased by approximately 17% from 1 Canadian dollar to 5.57 Chinese renminbi on December 31, 2008 to 6.52 Chinese renminbi on December 31, 2009.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

5	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2009	2009	2009	2009	2008	2008	2008	2008
Current assets	$24,493	$3,962	$7,216	$12,508	$16,714	$23,601	$26,854	$30,338
Other assets	112,544	116,652	116,258	114,413	113,585	118,699	118,456	118,954
Total assets	137,037	120,614	123,474	126,921	130,299	142,300	145,310	149,292

Current liabilities	4,580	4,148	5,675	7,101	6,762	3,105	1,800	2,015
Other long-term liabilities	27,670	29,889	32,202	34,410	33,247	30,480	29,256	29,022
Shareholders' equity	104,787	86,577	85,597	85,410	90,290	108,715	114,254	118,255
Total shareholders' equity and liabilities	137,037	120,614	123,474	126,921	130,299	142,300	145,310	149,292

Working capital (deficit)	19,913	(186)	1,541	5,407	9,952	20,496	25,054	28,323

Expenses:
Exploration	1,532	655	2,619	2,962	8,215	3,335	1,895	1,534
Foreign exchange loss (gain)	(164)	(2,699)	(3,004)	1,092	4,818	1,235	353	2,203
Insurance	31	28	50	37	38	31	37	40
Interest income	(23)	(8)	(26)	(15)	(47)	(150)	(119)	(342)
Legal, accounting and audit	121	201	400	213	386	159	213	167
Office and administration	522	1,001	998	1,121	1,038	783	887	765
Shareholder communications	17	53	69	49	70	60	82	55
Stock-based compensation	1,034	238	1,298	330	211	331	1,064	327
Travel and conference	126	80	103	78	97	247	263	188
Trust and filing	4	24	29	13	5	24	26	30
Net loss (income) for the period	$3,200	$(427)	$2,536	$5,880	$14,831	$6,055	$4,701	$4,967

Basic and diluted loss per share	$(0.02)	$0.00	$(0.01)	$(0.05)	$(0.11)	$(0.05)	$(0.04)	$(0.04)

Weighted average number of common shares outstanding (in thousands)	133,947	129,053	129,053	129,053	129,053	129,053	129,053	129,053

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $19.9 million as at December 31, 2009, compared with $10.0 million at December 31, 2008. The change in working capital compared with December 31, 2008 is due to the funds raised through the private placement in October 2009, offset by exploration, development, and administration expenditures during the year.

Management believes the Company has sufficient capital resources to maintain its properties and continue with its planned objectives for the 2010 fiscal year.

7	Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen Project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required project capital (net of any equity subscriptions) for the Xietongmen property in the form of debt and/or equity. See section 2.2 for further details of Jinchuan's obligations pursuant to this agreement.

The Company has engaged Standard Bank Plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

In October 2009, the Company raised funds of $25 million by completing a private placement financing, issuing 23,364,486 common shares. Zijin Mining Group Co. Ltd. purchased 21,121,495 shares and the remainder was purchased by other non-related parties.

The Company had no material commitments for capital expenditures as of December 31, 2009 and as of the date of this MD&A. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors. The Company continues to regularly review and consider financing alternatives to fund its ongoing activities.

8	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the audited annual financial statements.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At December 31, 2009, the conversion rate was $5.64 per Taseko Share.

9	Transactions with Related Parties

Details of transactions with related parties during the year ended December 31, 2009, are presented in note 9 to the consolidated financial statements.

10	Fourth Quarter

The loss for the fourth quarter increased to $3,200,000 compared to a gain of $427,000 in the third quarter of the year. The increase was primarily due to decrease in foreign exchange gain of $2.5 million resulting from the appreciation in the Canadian dollar, the Company's reporting currency, against the US dollar and also the Chinese renminbi during the fourth quarter.

Exploration expenditures were $1,532,000 in the fourth quarter, compared to $655,000 in the third quarter, due to increased engineering activities in the fourth quarter.

Office and administration expenses in the fourth quarter decreased to $522,000 from $1,001,000 in the previous quarter mainly due to the employment-related costs incurred in China during the third quarter of fiscal 2009. Of the administrative expenses, conference and travel expenses increased to $126,000 from $80,000. Shareholder communications expenses decreased to $17,000 from $53,000 in the fourth quarter of the fiscal year.

Stock-based compensation of $1,034,000 was charged to operations during the fourth quarter, compared to $238,000 in the third quarter. The increase in stock-based compensation expense was primarily related to options granted in the fourth quarter and the increase in the share price of the Company during the quarter.

11	Proposed Transactions

There are no material transactions requiring disclosure under this section.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

12	Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

13	Changes in Accounting Policies including Initial Adoption

13.1	Newly adopted accounting standards

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(i)        Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the consolidated financial statements.

(ii)       EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The CICA issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company in the current period.

(iii)      EIC 174 – Mining Exploration Costs

The CICA issued EIC-174, Mining Exploration Costs which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company's mineral property interests at December 31, 2009.

(iv)       Fair Value Hierarchy

During the year, CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require enhanced disclosures about the relative reliability of the data, or "inputs", that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the "fair value hierarchy" according to the relative reliability of the inputs used to estimate the fair values. These disclosures are presented in note 10(b) to the Consolidated Financial Statements.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

(v)        Amendments to CICA 3855

The CICA amended Handbook Section 3855, Financial Instruments – Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments were effective for fiscal years beginning on or after November 1, 2008. This amendment did not have a material impact on the Company's consolidated financial statements.

13.2	Future changes in accounting standards

(i)        Business Combinations/Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests which supersede current Section 1581, Business Combinations, and Section 1600 Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted.

(ii)      International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting policies ("Canadian GAAP") with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010.

14	Transition to International Financial Reporting Standards ("IFRS")

14.1	Management of the IFRS Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants to manage the transition from Canadian GAAP to IFRS reporting.

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase is essentially complete.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

14.2	IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then- previously reported fiscal 2010 Canadian GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

	•	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

	•	to apply the requirements of IFRS 2, Share-Based Payments, to equity instruments granted which had not vested as of the Transition Date;

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

14.3	Anticipated differences in Canadian GAAP and IFRS

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

(i)	Property, Plant, and Equipment ("PP&E")

Under International Accounting Standard ("IAS") 16, Property, Plant and Equipment are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company may not currently track the separate components of a piece of PP&E to the same level as may be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition, major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. At December 31, 2009, the Company did not have significant plant and equipment which will require componentization.

(ii)	Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

	•	not a business combination, and

	•	at the time of the transaction, affects neither accounting profit nor taxable profit.

We anticipate a reduction in the reported value of Mineral Property Interests as a result of the application of IAS 12, as no future income tax assets will be recognized on the temporary differences arising from the business combination with Great China Mining Inc. in 2006.

Under IFRS, a deferred tax asset is recognized to the extent it is "probable" that taxable profit will be available against which the deductible temporary differences can be utilized. Under Canadian GAAP, future tax assets are recognized if it is more likely than not that such an asset will be realized. The term "probable" is not defined in IAS 12. However, entities have often used a definition of "more likely than not" similar to Canadian GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

(iii)	Impairment of Assets

Per IAS 36, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of (a) the fair value less cost to sell and (b) its value in use. It is not necessary to determine both if one indicates that an impairment does not exist. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under IFRS, to the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. The definition of a CGU is different from the Canadian GAAP definition of an "asset group".

Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized, if any, in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

14.4	Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ended March 31, 2011, will include extensive notes disclosing transitional information and disclosure of all new, IFRS-compliant, accounting policies.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. We expect to complete this evaluation in Q3, 2010.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. We expect to complete this evaluation by Q4, 2010.

15	Financial Instruments and Other Instruments

Refer to note 10 to the Consolidated Financial Statements.

16	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

16.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

The required disclosure is presented in note 6 to the Consolidated Financial Statements.

(b)        expensed research and development costs;

Not applicable.

(c)         deferred development costs;

Not applicable.

(d)         general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e)         any material costs, whether capitalized, deferred or expensed, not referred to in (a)through (d);

None.

16.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at April 21, 2010, the date of this MD&A.

	Expiry date	Exercise	Number	Number
		price
Common shares				152,876,227

Share purchase options	September 30, 2010	$ 1.68	125,000
	February 28, 2011	$ 1.61	2,600,000
	February 28, 2011	$ 1.68	350,000
	May 2, 2011	$ 1.32	3,850,600
	October 1, 2011	$ 0.79	110,000
	February 28, 2012	$ 2.01	1,200,000
	July 28, 2012	$ 1.05	2,480,500
	July 28, 2014	$ 1.05	975,000
	November 4, 2012	$ 1.63	100,000
	December 7, 2012	$ 2.10	500,000
				12,291,100

16.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no significant changes in internal controls over financial reporting during the fiscal year ended December 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

16.4	Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2009, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

There have been no significant changes in the Company's disclosure controls and procedures during the fiscal year ended December 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company's disclosure controls and procedures.